SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


                              Loctite Corporation
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  540137 10 6
                                (CUSIP Number)


                             Alan Appelbaum, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                           New York, New York  10006
                                (212) 225-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 14, 1994
                         (Date of Event which Requires
                           Filing of this Statement)



          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ].



                                 SCHEDULE 13D

CUSIP NO.  540137 10 6
           -----------
____________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HC Investments, Inc.
____________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |   |
                                                             (b) | x |
____________________________________________________________________________
3   SEC USE ONLY

____________________________________________________________________________
4   SOURCE OF FUNDS

     AF, WC
____________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                               |    |

____________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
____________________________________________________________________________
               7   SOLE VOTING POWER

                   10,834,635
               _____________________________________________________________
  NUMBER OF    8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY      NONE
   OWNED BY    _____________________________________________________________
     EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON         10,834,635
     WITH      _____________________________________________________________
               10  SHARED DISPOSITIVE POWER

                    NONE
____________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,834,635
____________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       | x |
    CERTAIN SHARES
____________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.6%
____________________________________________________________________________
14  TYPE OF REPORTING PERSON

       CO
____________________________________________________________________________





         This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed on June 3, 1985, as previously amended (the
"Schedule 13D"), of Henkel Corporation, with respect to the Common Stock, $.01 par value ("Common Stock"), of Loctite Corporation ("Loctite" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         HCI expended an aggregate of approximately $15,510,000 in connection with its acquisitions, since April 15, 1994, of 349,075 shares of Common Stock. The sources of such funds were working capital of HCI, as well as loans and capital contributions from Henkel Corporation from its own working capital.

Item 4.  Purpose of Transaction.

         The shares of Common Stock to which this Amendment relates were acquired in order to expand the minority investment of HCI in Loctite in accordance with the Agreement and the Rights Agreement, previously described in the Schedule 13D, under which Henkel may beneficially own up to 35% of the outstanding Common Stock, such maximum percentage being subject to adjustment under certain circumstances (the "Henkel Percentage"). Under the Agreement and Rights Agreement, Henkel is permitted to increase its ownership of Common Stock, up to the Henkel Percentage, in open market transactions, privately negotiated transactions, transactions pursuant to the right of first refusal from the Sellers previously described in the Schedule 13D, or otherwise.

          Based on, among other things, the financial performance of Loctite, the market for and price of Common Stock, the availability of shares of Common Stock from the Sellers, and other general market and investment conditions, Henkel may, from time to time, purchase, in the open market or in privately negotiated transactions (including, but not limited to, purchases from one or more Sellers, pursuant to the right of first refusal or otherwise), additional shares of Common Stock, consistent with the provisions of the Agreement and the Rights Agreement, to increase its ownership up to the Henkel Percentage. Henkel may also, based on such factors, determine to sell shares of Common Stock, from time to time, as permitted under the Agreement and the Rights Agreement.

         As previously described in the Schedule 13D, under the Agreement, Henkel is entitled to recommend an additional person to serve as Director. Pursuant to the Agreement, Henkel has recommended that Christoph Henkel be added to the Board. Mr. Henkel is a citizen of the Federal Republic of Germany and is currently the Vice Chairman of the Shareholders' Committee of Henkel KGaA. HCI anticipates that Mr. Henkel will become a member of the Board on November 15, 1994.

         Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b)  At the date hereof, HCI beneficially owns
10,834,635 shares of Common Stock, representing approximately
30.6% of the 35,369,670 shares of Common Stock outstanding on June 30, 1994, as reported in Loctite's Form 10-Q for the quarterly period ended June 30, 1994. Subject to the limitations of the Agreement and the Rights Agreement, HCI has sole power to vote and to dispose of the shares of Common Stock beneficially owned by it.

          Subject to the limitations of the Agreement and the Rights Agreement, HCI has a right of first refusal with respect to shares of Common Stock representing approximately 9% of the outstanding Common Stock. Henkel disclaims beneficial ownership with respect to all shares of Common Stock subject to the right of first refusal.

          (c) Certain information with respect to each transaction in the Common Stock since April 15, 1994 (the date of Amendment No. 7 to the
Schedule 13D) is set forth in Exhibit 12 hereto. Except as set forth herein, no transactions in shares of Common Stock were effected during the past 60 days by HCI, or, to the best of its knowledge, by Henkel KGaA, Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Schedules I and II hereto.

Item 7.  Material to be filed as Exhibits.

         Exhibit 12. Purchases of Common Stock from April 15, 1994 through October 14, 1994.





                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 1994

                                          HC Investments, Inc.

                                          By: ___________________________
                                              Ernest G. Szoke, Secretary







                                 Exhibit Index

 Exhibit Number                                  Page Number

 Exhibit 1        Stock Purchase Agreement             *
                  between Henkel of America,
                  Inc. and certain stockholders
                  of Loctite dated as of May
                  23, 1985

 Exhibit 2        Investment Agreement between         *
                  Henkel of America, Inc. and
                  Loctite dated May 23, 1985

 Exhibit 3        Amendment to Stock Purchase          *
                  Agreement between Henkel
                  Corporation and certain
                  stockholders of Loctite dated
                  as of October 11, 1985

 Exhibit 4        Press Release issued by              **
                  Henkel KGaA on March 19, 1991

 Exhibit 5        Press Release issued by              ***
                  Henkel KGaA on May 6, 1991

 Exhibit 6        Agreement among Frederick B.         ****
                  Krieble, Theta and Henkel
                  Corporation dated as of
                  January 31, 1992

 Exhibit 7        Acknowledgement of Loctite           ****
                  dated February 4, 1992

 Exhibit 8        Agreement, dated as of April         *****
                  14, 1994, among Henkel KGaA,
                  Henkel Corporation, HCI and
                  Loctite

 Exhibit 9        Rights Agreement, dated as of        *****
                  April 14, 1994, between
                  Loctite and The First
                  National Bank of Boston

 Exhibit 10       Press Release issued by               *****
                  Henkel KGaA on April 14, 1994

 Exhibit 11       Purchases of Common Stock             *****
                  from March 6, 1992 through
                  April 14, 1994

 Exhibit 12        Purchases of Common Stock             10
                   from April 15, 1994 through
                   October 14, 1994

    * Previously filed as an Exhibit to the Schedule 13D on November 6, 1985.

   **          Previously filed as an Exhibit to Amendment No.
               3 to the Schedule 13D on March 20, 1991.

  ***          Previously filed as an Exhibit to Amendment No.
               4 to the Schedule 13D on May 8, 1991.

 ****          Previously filed as an Exhibit to Amendment No.
               5 to the Schedule 13D on March 2, 1992.

*****          Previously filed as an Exhibit to Amendment No.
               7 to the Schedule 13D on April 14, 1994.